SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ChargePoint Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

15961R105
(CUSIP Number)

James V. Baird
Q-GRG VII (CP) Investment Partners, LLC
800 Capitol Street, Suite 3600
Houston, Texas 77002
Telephone: (713) 452-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15961R105	SCHEDULE 13D	Page 2 of 11
1	NAMES OF REPORTING PERSONS
Q-GRG VII (CP) Investment Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,198,906 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,198,906 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,198,906 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) 277,768,357 shares of Common Stock outstanding as of February 26, 2021, as reported by the Issuer in its Form S-1, filed on March 1, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 3 of 11
1	NAMES OF REPORTING PERSONS
QEM VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,198,906 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,198,906 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,198,906 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO (Limited Liability Company)

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) 277,768,357 shares of Common Stock outstanding as of February 26, 2021, as reported by the Issuer in its Form S-1, filed on March 1, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 4 of 11
1	NAMES OF REPORTING PERSONS
S. Wil VanLoh, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,198,906 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,198,906 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,198,906 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) 277,768,357 shares of Common Stock outstanding as of February 26, 2021, as reported by the Issuer in its Form S-1, filed on March 1, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 5 of 11
1	NAMES OF REPORTING PERSONS
Dheeraj Verma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,198,906 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,198,906 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,198,906 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) 277,768,357 shares of Common Stock outstanding as of February 26, 2021, as reported by the Issuer in its Form S-1, filed on March 1, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 6 of 11
Item 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of ChargePoint Holdings, Inc., a Delaware corporation (the “Issuer” or “ChargePoint”). The principal executive offices of Chargepoint are located at 240 East Hacienda Avenue, Campbell, CA 95008.

Item 2.	IDENTITY AND BACKGROUND

(a, f) This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

1. Q-GRG VII (CP) Investment Partners, LLC, a Delaware limited liability company (“Q-GRG”);
2. QEM VII, LLC, a Delaware limited liability company (“QEM VII”);
3. S. Wil VanLoh, Jr. (“Mr. VanLoh”); and
4. Dheeraj Verma (“Mr. Verma”).

This Schedule 13D relates to shares of Common Stock (i) held directly by Q-GRG and (ii) that the Reporting Persons have the right to acquire upon exercise of warrants (“Warrants”) held directly by Q-GRG.  QEM VII is the managing member of Q-GRG. Therefore, QEM VII may be deemed to share voting and dispositive power over the securities held by Q-GRG and may also be deemed to be the beneficial owner of these securities. QEM VII disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities. Any decision taken by QEM VII to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-GRG has to be approved by a majority of the members of its investment committee, which majority must include Mr. VanLoh and Mr. Verma. Therefore, Messrs. VanLoh and Verma may be deemed to share voting and dispositive power over the securities held by Q-GRG and may also be deemed to be the beneficial owner of these securities. Messrs. VanLoh and Verma disclaim beneficial ownership of such securities in excess of their pecuniary interests in the securities.

(b) The principal business address of the Reporting Persons is 800 Capitol Street, Suite 3600, Houston, Texas 77002.

(c) Q-GRG is a private investment vehicle that directly holds the shares of Common Stock and Warrants reported herein. QEM VII serves as managing member of Q-GRG. Mr. VanLoh serves on the investment committee of QEM VII.

(d) During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 15961R105	SCHEDULE 13D	Page 7 of 11
Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Business Combination Agreement and Plan of Reorganization, dated as of September 23, 2020 (the “Business Combination Agreement”), among Switchback Energy Acquisition Corporation, a Delaware corporation (“Switchback”), Lightning Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Switchback (“Merger Sub”), and ChargePoint, Inc., a Delaware corporation (“ChargePoint”), Merger Sub merged with and into ChargePoint (the “Merger”), with ChargePoint surviving the Merger as a wholly owned subsidiary of Switchback (the “Business Combination”).  The Business Combination was effective February 26, 2021 (the “Effective Time”).

Prior to the Business Combination, Q-GRG directly held (i) 17,624,251 shares of Chargepoint’s Series H Preferred Stock and 5,874,750 Warrants to acquire shares of legacy Chargepoint common stock (“Legacy common stock”), which it had acquired in November 2018 for an aggregate purchase price of $100,000,000.18, (ii) 5,287,275 shares of Chargepoint’s Series H-1 Preferred Stock and 5,287,275 Warrants to acquire shares of Legacy common stock, which it had acquired in July 2020 for an aggregate purchase price of $29,999,998.35, and (iii) 242,029 shares of Chargepoint’s Series H-1 Preferred Stock that had been paid in kind to Q-GRG through February 26, 2021.  In connection with the conversion as provided in the Business Combination Agreement, each share of ChargePoint’s Series H Preferred Stock and Series H-1 Preferred stock automatically converted into shares of Legacy common stock.

In connection with the Business Combination, (i) each share outstanding of Legacy common stock was converted into the right to receive 0.9966 of one share of Common Stock and the contingent right to receive certain Earnout Shares (as defined below) and (ii) warrants to purchase Legacy common stock were converted into Warrants and the contingent right to receive certain Earnout Shares. “Earnout Shares” are to the up to 27,000,000 additional shares of Common Stock that Switchback may issue to eligible shareholders during the Earnout Period (defined below).

Specifically, in connection with the consummation of the Business Combination, Q-GRG acquired (i) 23,074,833 shares of Common Stock, (ii) 11,124,073 Warrants and (iii) the contingent right to receive 3,388,533 shares of Common Stock, subject to adjustment for certain corporate events affecting the Common Stock, if certain triggering events (“Earnout Triggering Events”) are achieved during the five-year period following the closing of the Business Combination (“Earnout Period”).  Specifically, if, during the Earnout Period, there is a change of control pursuant to which Switchback or its stockholders have the right to receive consideration implying a value per share of Common Stock (as agreed in good faith by NGP Switchback, LLC, Switchback’s sponsor, and the Switchback board of directors) of:

●        less than $15.00, then no Earnout Shares will be issuable;

●        greater than or equal to $15.00 but less than $20.00, then, (a) immediately prior to such change of control, Switchback will issue 9,000,000 shares of Common Stock to the eligible shareholders (in accordance with their respective pro rata shares) and (b) no further Earnout Shares will be issuable;

●        greater than or equal to $20.00 but less than $30.00, then, (a) immediately prior to such change of control, Switchback will issue 18,000,000 shares of Common Stock to the eligible shareholders (in accordance with their respective pro rata shares) and (b) no further Earnout Shares will be issuable; or

●        greater than or equal to $30.00, then, (a) immediately prior to such change of control, Switchback will issue 27,000,000 shares of Common Stock to the eligible shareholders (in accordance with their respective pro rata shares) and (b) no further Earnout Shares will be issuable.

Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire the shares of Common Stock represented by the Earnout Shares.

CUSIP No. 15961R105	SCHEDULE 13D	Page 8 of 11
Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Prior to the Business Combination, Jeffrey Harris, a Venture Partner of Quantum Energy Partners and affiliated director of the Reporting Persons, served as a member of ChargePoint’s board of directors since December 2018.  Upon closing of the Business Combination, Mr. Harris became a member of the Issuer’s board of directors.

In connection with the closing of the Business Combination, the Issuer and the holders of registration rights in Switchback and ChargePoint (the “Holders”), including Q-GRG, entered into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to file a prospectus, which the Issuer agreed to have become effective as soon as reasonably practicable after the filing thereof, covering the resale of certain securities held by or issuable to the Holders. In certain circumstances, the Holders can demand up to four underwritten offerings and will be entitled to customary piggyback registration rights.  The forgoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein.

In addition, also in connection with the Business Combination, certain stockholders of the Issuer, including Q-GRG, entered into agreements (the “Lock-Up Agreements”) pursuant to which they agreed, subject to certain customary exceptions, not to effect any (a) direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, with respect to any shares of Common Stock held by them immediately after the closing of the Business Combination, including any shares of Common Stock issuable upon the exercise of options or warrants to purchase shares of Common Stock held by them immediately following the closing of the Business Combination or (b) publicly announce any intention to effect any transaction specified in clause (a), in each case, for six months after the closing of the Business Combination.  The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, a copy of which is attached as Exhibit C to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Registration Rights Agreement: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may also engage in communications with, among others, other members of the Board, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Registration Rights Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 15961R105	SCHEDULE 13D	Page 9 of 11
Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of  34,198,906 shares of Common Stock, which amount includes (i) 24,074,833 shares of Common Stock held directly by Q-GRG, (ii) 5,854,775 Shares issuable upon conversion of Warrants held directly by Q-GRG, which are currently exercisable, with a strike price of $9.03 and an expiration date of November 16, 2028, and (iii) 5,269,298 Shares issuable upon conversion of Warrants held directly by Q-GRG, which are currently exercisable, with a strike price of $6.02 and an expiration date of July 31, 2030. As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 11.8% of the Common Stock outstanding. The percentages reported herein are based on the sum of (i) 277,768,357 shares of Common Stock outstanding as of February 26, 2021, as reported by the Issuer in its Form S-1, filed on March 1, 2021, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 24,074,833 shares of Common Stock and 11,124,073 shares of Common Stock obtainable upon exercise of Warrants held directly by Q-GRG.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, dated March 8, 2021, which is filed as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement, dated March 8, 2020

Exhibit B: Amended and Restated Registration Rights Agreement, dated February  26, 2021, by and among the Issuer, and certain stockholders and equityholders of the Issuer (incorporated by reference to Exhibit 10.13 to ChargePoint Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).

Exhibit C:  Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to Switchback Energy Acquisition Corporation’s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on September 24, 2020).

CUSIP No. 15961R105	SCHEDULE 13D	Page 10 of 11
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 2021
Q-GRG VII (CP) Investment Partners, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	General Counsel

QEM VII, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	General Counsel

S. WIL VANLOH, JR.

By:.	/s/ S. Wil VanLoh, Jr.
S. Vil VanLoh, Jr.

DHEERAJ VERMA

By:	/s/ Dheeraj Verma
Dheeraj Verma

CUSIP No. 15961R105	SCHEDULE 13D	Page 11 of 11
Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of ChargePoint Holdings, Inc. a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of March 8, 2020.

Q-GRG VII (CP) Investment Partners, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	General Counsel

QEM VII, LLC

By:	/s/ James V. Baird
Name	: James V. Baird
Title:	General Counsel

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
S. Vil VanLoh, Jr.

DHEERAJ VERMA

By:	/s/ Dheeraj Verma
Dheeraj Verma